## Carine Strom Clark · 3rd

General Partner at Pelion Venture Partners / CEO / Crypto & Blockchain Investments / Digital Transformation Technologies

Salt Lake City Metropolitan Area · Contact info

500+ connections

Pelion Venture Partners

### Experience

**General Partner**
Pelion Venture Partners · Full-time
2021 – Present · less than a year
Salt Lake City, Utah, United States

Focused on investing in early-stage companies across the United States. The firm prefers to invest in the technology, enterprise software, digital media, SaaS, and cloud services sectors.

**PRESIDENT / CEO**
Banyan (Sold to Nuvi)
2017 – 2019 · 2 yrs
Orem, Utah

Within this leadership role, I enjoyed setting the trajectory, by driving innovative business development strategies that propelled organizational growth for a Utah-based HIPAA compliant patient experience software company.
...see more

**PRESIDENT / CEO**
MaritzCX (Sold to InMoment)
2014 – 2016 · 2 yrs
Lehi, Utah

2016 EY Entrepreneur of the Year Utah Region
2016 Utah Technology Council Hall of Fame Inductee
2015 CEO of the Year by Utah Business Magazine
...see more

**PRESIDENT / CEO**
Allegiance Software Inc. (CX SaaS Platform - Sold to Maritz Market Research)
2013 – 2014 · 1 yr
South Jordan, Utah

Made immediate impact, delivering key results during one-year tenure (prior to merger with MartizCX) within multiple sectors of business development.

Structured calculated partner program: EY, Ipsos, Maritz Market Research and key ...see more

**SENIOR VICE PRESIDENT, GLOBAL MARKETING and CHIEF MARKETING OFFICER**
Symantec
2007 – 2013 · 6 yrs
Mountain View, CA

Recognized as 2012 ExecRank #47 of all CMOs worldwide
Women Tech Leadership Excellence Award
25th Annual TWIN Award / Silicon Slopes v100 Award
...see more

Show 2 more experiences

### Education

**Brigham Young University (School of Management)**
BA Organizational Communications - Rhetoric
1981 – 1987

**Brigham Young University**
MBA Business Management
1991 – 1993